[DTE Energy Letterhead]
September 13, 2006
VIA ELECTRONIC TRANSMISSION (EDGAR)
Jim Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, NE — Mail Stop 3561
Washington, D.C. 20549

Re:	DTE Energy Company Form 10-K for the fiscal year ended December 31, 2005 Filed on March 8, 2006 File No. 1-11607
Dear Mr. Allegretto:
Set forth below are the responses of DTE Energy Company to the comments of the staff of the Securities and Exchange Commission (“SEC” or the “Commission”) contained in its letter to the Company, dated August 24, 2006 (the “Comment Letter”). References to “DTE”, “we”, “us”, “our”, or the “Company” in this document mean the DTE Energy Company and its consolidated subsidiaries.
For convenience of reference, each SEC staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter and is followed by the corresponding response.
Comment Letter dated August 24, 2006
DTE ENERGY COMPANY FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005 (“2005 FORM 10-K”)
The following discussion provides details regarding the accounting for our synfuel operations, which serves as additional background information to supplement the Company’s Responses to Comments 1, 2, 3 and 7 discussed subsequently in this letter.
The purchase price for the sale of membership interests in synfuel properties is based upon the initial payment and a negotiated rate per tax credit generated and allocated to the membership interests. The purchaser of the membership interests is obligated to make quarterly payments equal to the estimated tax credits allocable to the purchaser for the applicable quarter multiplied by the negotiated rate per tax credit. This amount is paid by the purchaser first in the form of fixed payments on a note, second, in the form of capital contributions to the project company, and lastly any remaining amounts are paid

September 13, 2006

as variable payments. In conjunction with the sale of membership interests in synfuel properties, DTE provided certain guarantees and tax indemnities to the purchasers of these interests. The components of the amounts paid and DTE’s guarantees and indemnities are described more fully as follows:
Fixed Payments — The fixed payments are obligations of the purchaser to pay principal and interest under a note, and are non-recourse to the purchaser’s parent. In general, these payments are not dependent on the generation of tax credits and once paid are nonrefundable. Fixed payments under the notes may be deferred at the purchaser’s option (i) in any quarter that synfuel production levels fall below a specified tonnage; and/or (ii) upon the occurrence of certain tax events. The number of times the purchaser can defer is limited. The note principal is designed to recover DTE’s cost basis in the membership interest sold and provide for a minimum gain on the sale. DTE deferred the minimum gain at the time of the sale and records gains related to these payments when earned and collectibility is assured. The fixed gains are calculated as the difference between the original principal balance of the note and the book value of the membership interest sold by DTE. Fixed gains are recognized proportionately (principal payment / fixed note * deferred gain) as the fixed payments generally become due. If the purchasers cease making fixed payments, DTE discontinues gain recognition and the collectibility of the remaining note balance is evaluated based on the facts and circumstances.
In response to potential tax credit phase-out in 2006 and 2007 due to rising oil prices and in an effort to reduce their risk regarding fixed payments they are scheduled to make to DTE during 2006 and 2007, two of the purchasers entered into Indemnity Agreements with DTE, whereby DTE provided an indemnity to these purchasers in exchange for payment of an additional quarterly amount per tax credit. Under the Indemnity Agreements, DTE will make a payment to the purchasers in the event that fixed payments cause the purchaser to overpay due to an oil price phase-out of the tax credit. Where an Indemnity Agreement exists, fixed note recognition is dependent upon a sufficient level of tax credits resulting from synfuel production levels and the reference price of oil throughout the year.
DTE must have the ability to assert that the fixed payment amounts are either fixed or determinable prior to recognizing those amounts as gains. For those fixed payments subject to an Indemnity Agreement, DTE recognizes gains on fixed payments, provided it deems the likelihood of an indemnity payment as remote. In order to assess the probability of an indemnity payment, DTE uses a valuation model that calculates the probability of surpassing the level of the phase-out range that would create an obligation to make an indemnity payment. Using this model, DTE will consider the probability of an indemnity payment on a facts and circumstances basis. DTE has assessed the probability of an indemnity payment to be greater than remote and, therefore, the gains are deferred and a liability related to the indemnity was recorded.
Capital Contribution Payments — These quarterly payments are designed to fund the purchaser’s share of operating losses in arrears. Amounts are payable directly to the synfuel partnership and are guaranteed by the purchaser’s parent. The partnership in turn

September 13, 2006

repays a working capital loan made by DTE that funds operations during the preceding quarter. These payments reimburse DTE for funding the operating losses of the partnership. The payments are dependent on a sufficient level of estimated tax credits resulting from synfuel production levels and the reference price of oil and are subject to refund. The collectibility or refunding of losses allocated to the purchasers’ capital accounts is evaluated on a facts and circumstances basis. DTE assesses the likelihood of future refunds of amounts previously paid by the purchasers and determines the amount of unfunded losses that DTE will likely have to absorb, due to the lack of sufficient value in the tax credits, using a SFAS No. 5 approach for probable losses.
Variable Payments — Variable payments are a “true-up” mechanism. Variable payments represent an amount equal to (x) less (y), where (x) is the purchaser’s share of estimated tax credits times the negotiated rate per tax credit, and (y) is the sum of (i) fixed payments made in the quarter, and (ii) capital contributions made by the purchaser for the quarter. Amounts are payable entirely to DTE and are guaranteed by the purchaser’s parent. Variable payments are refundable and dependent on a sufficient level of tax credits resulting from synfuel production levels and the reference price of oil. The availability of tax credits phases-out when the average annual domestic wellhead price of oil for each year, as published annually by the Internal Revenue Service (“IRS”) each April for the preceding year, rises above a certain level. The reference price of a barrel of oil is an estimate of the annual average wellhead price per barrel for domestic crude oil. The phase-out of production tax credits, based on the reference price, occurs within a range (lower and upper band) of oil prices. The bounds of the range increase each year by an inflation factor. The phase-out occurs on a linear basis. DTE recognizes the related gains as they become recognizable pursuant to the criteria of SAB No. 101 provided that DTE concludes that recovery of the cost of the properties sold continues to be reasonably assured. Under this approach, gains are not recognized until they have been earned. However, before DTE recognizes as gains any variable payments made by the purchasers, DTE must have the ability to assert that these variable amounts are determinable in such a fashion as to render the possibility of refund as remote. DTE assesses this probability on an on-going basis.
In order to assess the probability of refund for the variable payment component, DTE has developed a management review process. This process involves reviewing data points from various sources that include an internal pricing model, historical and forward prices, independent market viewpoints, and market forward price surveys. The internal pricing model and independent market viewpoints are used to estimate the probability of the reference price surpassing the estimated lower band of the phase-out range. The review of historical and forward prices and forward market surveys provides management with another set of data points in which to view and assess the likelihood of refund. The combination of the above data points allows DTE to assess the probability of refund on a facts and circumstances basis. DTE uses a similar process to determine the appropriate level of synfuel production.
Guarantees and Indemnities — The guarantees DTE provided in conjunction with the sale of membership interests support our synfuel payment and performance obligations and tax indemnities provided under the various agreements. Also, in conjunction with the

September 13, 2006

sale of membership interests, DTE provided tax indemnities only to the extent that the information we have provided to the purchasers and the IRS in conjunction with obtaining the Private Letter Rulings (“PLRs”) is incorrect and for our operating performance of the plant in a manner consistent with Section 29 of the Internal Revenue Code (the “Code”).
Originally, the production and sale of synfuel was intended to generate tax credits under Section 29 (now Section 45K). On January 1, 2006, these tax credits became general business credits under Section 45K. PLRs were received on all related facilities in response to the application of Section 45K. Additional PLRs were received subsequent to the sales of the membership interests. To the extent the purchaser suffers a loss due to an IRS change in tax law or other external change outside of our control, an indemnity has not been provided.
Subsequent to the sales, DTE continues as the managing member of the synfuel properties and directs the business and affairs of the properties. DTE has a controlling interest in the properties and continues to consolidate the properties. Changes in the purchasers’ interests are recorded in minority interest.
Power and Industrial Projects, page 31
1.	We note your discussion in your Form 10-K of the potential phase-out of the production tax credits and the possible impact on future earnings and cash flow. We also note your impairment charge in the second quarter of 2006 relating to assets used in synfuel operations. In this regard, please show us the details of your impairment analysis [that]led to the $123 million charge including any estimates of possible future section 29 tax credits cash inflow. Specifically show us how you calculated the amount of impairment in notes receivable and why your evaluation of creditworthiness of the counter-party changed as of the second quarter of 2006 as opposed to some sooner date. Provide us an understanding of the obligator(s) on the notes receivable. We note in recording such notes receivable and sales proceeds, one of your revenue recognition criteria is that collectibility is assured. Also show us how the impairment was allocated to the individual minority interest holders and whether there was any book value of long-lived assets after the charge and whether any remaining book value of notes receivable is at risk of non-collection and/or impairment. If so, please quantify.
Response:
The $123 million charge we incurred in the second quarter of 2006 consists of the following components:

SFAS 144 Fixed Asset Impairment	$77	million
Fixed Note Reserves	$43	million
Inventory Reserves	$3	million
Total	$123	million

September 13, 2006

Fixed Asset Impairment — Due to the production shutdown of the synfuel facilities in May 2006, coupled with the increasing likelihood that all or a portion of the synfuel tax credits will be phased-out in 2006 and 2007, DTE had reason to believe that the carrying amount of the synfuel assets was impaired and might not be recoverable. As such, per the guidance in FASB Statement No. 144, an impairment analysis was performed as of June 30, 2006. The net book value of the affected synfuel-related fixed assets was $77 million.

In order to test the recoverability of the carrying amount of the synfuel assets, we compared an estimate of the undiscounted cash flows from synfuel operations to the carrying amount of the assets as of June 30, 2006. We used the NYMEX oil forward price strip as of that date for purposes of calculating the undiscounted cash flows, which represented management’s best estimate of existing conditions as of June 30, 2006.

The results of the test indicated negative undiscounted cash flows that are not sufficient to recover any of the carrying amounts of the synfuel assets. The total of the estimated undiscounted cash flows was a net cash outflow of $45 million, which did not include any cash inflows associated with possible future Section 45K tax credits, as our analysis assumed no additional synfuel production for the remainder of 2006 and 2007. As the undiscounted cash flows are negative, inherently, the fair value of the assets is zero. As a result, DTE recorded an impairment charge of $77 million, of which $70 million was absorbed by the purchasers and recorded in minority interest, based on their respective ownership percentages, resulting in a $7 million impairment expense attributable to DTE’s ownership interest as of June 30, 2006. Subsequent to recording the impairment charge, the book value of the synfuel-related long-lived assets is zero.

Fixed Note Reserves — DTE had total notes receivable of $151 million (net of an allowance for uncollectible accounts) as of June 30, 2006 from the purchasers to whom we sold interests in the synfuel plants. As previously described in the “Fixed Payments” discussion, the principal notes balance is designed to recover DTE’s cost basis in the membership interests sold and provide for a minimum gain on the sale of such interests. All gains associated with the notes receivable have been deferred until the gain recognition criteria under SAB No. 101 are met.

Our evaluation of the creditworthiness of our counterparties changed in the second quarter due to the production shutdown of all our synfuel facilities in May 2006, coupled with the increasing risk of a tax credit phase-out due to the continuing rise of oil prices from year-end 2005 through the second quarter of 2006. Although we do not have detailed financial information on our counterparties, we believe that their only asset is typically the membership interest in the project company and its synfuel facility (an exception being those purchasers that have entered into an oil price hedge as subsequently discussed). The value of the synfuel facility, in turn, depends on the value of the synfuel tax credit. Therefore, because of the increasing likelihood of a tax credit phase-out,

September 13, 2006

the value of the synfuel facilities has decreased and the creditworthiness of our counterparties has deteriorated. Accordingly, DTE performed an analysis of the collectibility of the notes from the eight counterparties which were segregated into two categories, hedged counterparties and unhedged counterparties.

Hedged — Three of the synfuel partners have entered into oil hedging contracts in order to economically hedge against the possibility of a tax credit phase-out. Based on signed agreements, these hedges serve as credit support for the purchaser’s obligation to make fixed payments. Thus, DTE expects to receive fixed payments supported by the hedge proceeds. The value of hedging contracts at June 30, 2006, coupled with the value of the tax credits (based on June 30, 2006 oil prices) allocated to the hedged partner’s account, provided DTE with reasonable certainty its outstanding notes receivable is collectible. Accordingly, DTE did not establish a reserve related to the hedged counterparties.

Unhedged — In general, fixed note payments from the five unhedged counterparties are not dependent on the generation of tax credits and once paid are nonrefundable. As such, DTE records gains related to these payments as long as the fixed payments are recognizable pursuant to SAB No. 101. If the purchasers cease making payments, gain recognition is discontinued and the collectibility of the remaining note balance is evaluated based on the facts and circumstances surrounding the lack of payment. Based on our evaluation of the deterioration in value of the collateral securing the fixed note payments from the unhedged counterparties, DTE concluded it probable the unhedged counterparties would not make their fixed note payments. As further evidence, certain of the unhedged counterparties deferred making fixed note payments. Accordingly, DTE fully reserved the outstanding notes receivable balance related to these counterparties as of June 30, 2006, which reduced earnings by $43 million, net of the reduction in deferred gains.

Inventory Reserves — DTE performed a review of the synfuel inventory, the general ledger account balances, and the estimated utility of the products manufactured. DTE determined that an inventory valuation reserve was required. DTE recorded a reserve of $3 million during the second quarter to adjust the inventory down to its net realizable value based upon management’s estimate of the market value of the inventory.
2.	Show us how your purchased and written call strategy on crude oil acts as a hedge on the synfuel sales proceeds. In this regard, you may also want to quantify the extent of your hedging activities associated with reducing your exposure to increases in oil prices by providing some quantification of the extent to which synfuel sales proceeds are hedged.
Response:

September 13, 2006

The following discussion outlines how DTE’s oil hedges economically protect our synfuel exposure, how we calculate our hedge percentage disclosed in the 2005 Form 10-K, and why we account for the oil hedges on the mark-to-market basis.
Economic Hedges — The payout diagrams in this Response explain how the oil hedges work to mitigate DTE’s exposure to oil prices. The following excerpts from the 2005 Form 10-K provide context background and describe the nature of our hedging strategy.
“We have entered into derivative and other contracts to economically hedge a portion of our 2006 and 2007 synfuel cash flow exposure related to the risk of oil prices increasing.” (emphasis added) (page 33, 2005 Form 10-K)
“The value of a production tax credit can vary each year and is adjusted annually by an inflation factor as published by the IRS in April of the following year. The value of the production tax credit in a given year is reduced if the Reference Price of oil within the year exceeds a threshold price and is eliminated entirely if the Reference Price exceeds a phase-out price. The Reference Price of a barrel of oil is an estimate of the annual average wellhead price per barrel for domestic crude oil.” (emphasis added) (page 32, 2005 Form 10-K)
“To manage our exposure in 2006 and 2007 to the risk of an increase in oil prices that could reduce or eliminate synfuel sales proceeds, we entered into a series of derivative contracts covering a specified number of barrels of oil. The derivative contracts involve purchased and written call options that provide for net cash settlement at expiration based on the full years’ 2006 and 2007 average New York Mercantile Exchange (NYMEX) trading prices for light, sweet crude oil in relation to the strike prices of each option. If the average NYMEX prices of oil in 2006 and 2007 are less than approximately $58, and $60, per barrel, respectively, the derivatives will yield no payment. If the average NYMEX prices of oil exceed approximately $58, and $60, per barrel, respectively, the derivatives will yield a payment equal to the excess of the average NYMEX price over these initial strike prices, multiplied by the number of barrels covered, up to a maximum price of approximately $73, and $71 per barrel, respectively.” (emphasis added) (page 103, 2005 Form 10-K)
As discussed on page 32 of the 2005 Form 10-K, the phase-out range for the reference price increases each year with an inflation factor. The phase-out occurs on a linear basis and our estimate of this range as of December 31, 2005 is as follows:

Year	Lower Band	Upper Band
2006	$53	$67
2007	$54	$68

September 13, 2006

To determine if the risk of phase-out is economically hedgeable, the following payout diagrams should be considered for synfuel cash flow exposure. The phase-out range varies by year.

September 13, 2006

The diagrams above demonstrate how the Section 45K tax credits (and therefore the synfuel cash flows) will decline if the average annual price of crude oil at the wellhead is greater than the low end of the phase-out range. The decline will be linear until the cash flows are completely phased-out by the end of the range. The diagram also demonstrates that this exposure is similar to that of a combination of average annual rate crude oil options (a.k.a. Asian options) — short call option at the lower bound (i.e. $58) and a long call option at the upper bound (i.e. $73). This position is also known as a “bear call spread.”
Knowing that the exposure mimics that of a bear call spread, buying and selling the offsetting options (a.k.a. “bull call spread”) — buying a call option at $58 and selling a call option at $73 — will effectively mitigate the price risk.
DTE believes that the reference price is highly correlated to the domestic NYMEX contract and that by executing a bull call spread strategy, it would be able to manage its synfuel cash flow exposure.
The next diagram adds the expected payout profile of the offsetting oil option hedges executed by DTE. (The phase-out reference price has been adjusted up by the estimated $6 differential to the NYMEX equivalent in order to line up with the actual oil option hedges purchased and sold. The diagram also excludes option premiums.)
The 2006 hedges at $73 will provide $165 million of after-tax proceeds and the 2007 hedges at $74 will provide $70 million of after-tax proceeds. As is shown in the diagrams below, DTE’s management used cost benefit analysis to decide the level of hedges to put in place.

September 13, 2006

September 13, 2006

Percentage Hedged Calculations — As discussed on page 33 of the 2005 Form 10-K, “These contracts, and other actions we can take and have taken, will protect approximately 53% of our 2006 cash flow and 31% of our 2007 cash flow.”

Form 10-K % Hedged Calculations	2006	2007
Projected cash flow at risk	541	554

Hedged cash flow	289	174

% Hedged	0.53	0.31

As referenced on page 33, 2005 Form 10-K	53%	31%
Synfuel Cash Disclosure — As discussed in the Form 10-Q for the Quarterly period ended June 30, 2006 (“2nd Quarter 2006 Form 10-Q”) on page 22, “Assuming that there is a significant synfuel tax credit phase-out and/or that legislation is not passed, we anticipate approximately $1.0 billion of synfuel-related cash impacts from 2006 through 2009, which consists of cash from operations and proceeds from option hedges, and approximately $600 million of tax credit carryforward utilization and other tax benefits that are expected to reduce future tax payments.”
The following table outlines the components of the $1 billion of synfuel cash:

Pre-tax hedge proceeds	273

Tax rate	20%

After-tax hedge proceeds	218
Tax benefits (see page 22, 2nd Qtr. 2006 Form 10-Q)	600
Minimum partner fixed payments	190

Total	$1,008

September 13, 2006

Mark-to-Market Accounting Basis – DTE interpreted paragraph 29(f) of SFAS No. 133 (as noted below) to scope out hedge accounting, since the Company defined the forecasted transaction as the receipt of proceeds from the sale of interests in the synfuel facilities that DTE consolidates. As such, DTE is accounting for the oil options on the mark-to-market basis of accounting.
SFAS No. 133, paragraph 29 (f) states:
“The forecasted transaction does not involve a business combination subject to the provisions of Statement 141 and is not a transaction (such as a forecasted purchase, sale, or dividend) involving (1) a parent company’s interests in consolidated subsidiaries, (2) a minority interest in a consolidated subsidiary, (3) an equity-method investment, or (4) an entity’s own equity instruments.”
3.	Please tell us whether the second quarter $218 million reserve for guarantees represents a reserve for the variable component of any recorded contingent gain discussed on page 77. If so, help us understand why your valuation and analyst models that calculated the probability of refund, indicated it was probable such gain would be realized. If the guarantee relates to some other contingency, please explain. In any event, please explain in detail your rationale for booking contingent gains given the guidance in paragraph 17 of SFAS no. 5.
Response:
“[W]e have reserved $218 million of our maximum potential liability for the possible refund of certain payments made by our synfuel partners and reserves on partner capital contributions related to tax credits generated during 2006.” (Page 38, 2nd Quarter 2006 Form 10-Q). As of June 30, 2006, this reserve consisted of the following:

September 13, 2006

	1Q 2006	2Q 2006	YTD 2006	Comments
Indemnity Agreements Reserve	$9 million	$11 million	$20 million	Reserves related to probable refund of partner payments subject to indemnity agreements. No gains have been recognized for these amounts.

Capital Contribution Reserve	$40 million	$85 million	$125 million	Reserve to record the probable uncollectibility of losses allocated to the partners’ accounts that have not yet been funded. Additionally, reserve includes losses allocated to and funded by partners that are potentially refundable.

Variable Payment Refund Reserve	$58 million	$15 million	$73 million	Reserves related to probable refund of variable portion of partner payments. No gains are recorded for these amounts, until it is highly improbable that any phase-out of tax credits will occur.

Total	$107 million	$111 million	$218 million
DTE utilized the management review process, as described on pages 2 and 3 of this letter, to calculate the $218 million reserve recorded as of the quarter ended June 30, 2006, as shown above. We have not recorded any contingent gains associated with 2006 payments during the first and second quarters of 2006. For clarification purposes, we did record $9 million in gains related to the true-up of 2005 payments in 2006, which are not subject to refund, when we received the cash, in accordance with our gain recognition policy. This accounting is in accordance with paragraph 17 of FASB Statement No. 5, as we did not record any contingent gains associated with 2006 payments through the second quarter of 2006 due to the lack of resolution of the related uncertainty.

September 13, 2006

Once the final reference price for a particular year is known, all prior payments are trued-up with the purchasers. Therefore, the amounts included in the above reserve relate only to 2006 payments and beyond.
Refer to Response 7 for further clarification regarding guarantees.
Results of Operations, page 36
Electric Utility, page 37
4.	You enumerate reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the impact of each individual reason cited on the overall change in the line item. For example, you indicate that operation and maintenance expense decreased in 2005, however you do not quantify the extent to which income was affected by each of these reasons you provided. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.
Response:
In future filings, beginning with the 2006 3rd Quarter Form 10-Q, in circumstances in which there is more than one business reason for a change in a line item in the Company’s statements of operations, the Company will quantify the impact of each individual reason cited on the overall change in the line item.
Consolidated Statements of Financial Position, page 72
5.	Prospectively, please classify your intangible assets separately on the face of your consolidated statement of financial position pursuant to paragraphs 42 of SFAS no. 142. In this regard, we note disclosure in note one regarding net intangible assets of $364 million as of December 31, 2005. Please also tell us where such intangible assets are currently classified.
Response:
In future filings, beginning with the 2006 3rd Quarter Form 10-Q, the Company will classify its intangible assets separately on the face of the consolidated statement of financial position pursuant to paragraph 42 of SFAS No. 142. Intangible assets relating to capitalized software totaling $364 million are currently classified as property, plant and equipment and the related amortization is classified as accumulated depreciation and depletion on the consolidated statement of financial position.
Note 1 — Significant Accounting Policies, page 76

September 13, 2006

Net Property, Plant and Equipment, page 78
6.	Prospectively, please provide the useful lives for any property, plant and equipment that are not being recovered in regulated gas or electric tariffs. We presume this type of property is what you term “non utility property”. If otherwise, please explain.
Response:
In future filings, beginning with the 2006 Form 10-K, the Company will provide the useful lives for any property, plant and equipment, costs for which are not being recovered in regulated gas or electric tariffs. Your presumption is correct, this type of property is “non utility property”.
Note 13 — Commitments and Contingencies, page 106
Sale of Interest in Synfuel Facilities, page 108
7.	We note you reserved $218 million related to tax credits generated during 2006. We further note your disclosure here and on page 38 of the June 30, 2006 10Q your maximum exposure of $2.2 billion. We presume you made no accrual prior to the second quarter charge. If otherwise, please advise. If so, please show us your FIN 45 analysis, in particular your consideration of paragraph 9(b) which discusses the initial measurement of a liability in connection with a guarantee associated with the sale of an asset. Tell us why the provision only relates to tax credits generated during 2006, if this was an additional concession granted, please explain.
Response:
“We have reserved $218 million of our maximum potential liability for the possible refund of certain payments made by our synfuel partners and reserves on partner capital contributions related to tax credits generated during 2006.” (Page 38, 2nd Quarter 2006 Form 10-Q). And, as stated in the table within our Response to Comment 3, DTE accrued $107 million of the $218 million in the first quarter 2006.

In conjunction with the sale of membership interests in synfuel properties, DTE provided certain guarantees and indemnities to the purchasers of these interests. Specifically, the $2.2 billion maximum potential exposure relates to tax information provided to the purchasers, information provided to the IRS in conjunction with obtaining PLRs and performance of the synfuel facilities that affect their qualification for earning tax credits. PLRs were received on all related facilities in response to the application of Section 45K of the Code.

September 13, 2006

Indemnifications or guarantees of an entity’s own performance are not within the scope of FIN 45.
Paragraph 3 of FIN 45 describes the nature of guarantee contracts that are subject to the accounting measurement provisions of FIN 45. However, our guarantees and indemnities do not contingently require payments based on changes in an underlying related to an asset, liability or equity security on the purchasers’ books. Paragraph 3(a) specifically relates to existing assets or liabilities on the guaranteed party’s financial statements. In our situation, there are no recorded assets or liabilities on the purchasers’ books that are being guaranteed by DTE and, consequently, the indemnification is not considered a guarantee pursuant to this paragraph. As a result, paragraph 9(b) of FIN 45 is not applicable to our situation.
June 30, 2006 Form 10-Q
Utility Operations, page 5
8.	We note your extensive disclosure regarding the increase in high levels of past due receivables on page five and elsewhere. Please show us the analysis you performed to assure that the allowance at quarter-end was reasonable. We may have further comment.
Response:
We establish an allowance for doubtful accounts in accordance with DTE policy. The allowance is based upon factors surrounding the credit risk of specific customers, historical trends, economic conditions, age of receivables and other information. Balances are reviewed based on their aging in increments of 30 days from current status through balances that are 365 days old. Each of these categories has a specific reserve percentage value that is derived from annual studies that are based on prior years’ history. Once a year, these studies are reviewed and changes are made to reserve rates based on this actual data. The reserve rates are updated on a rolling monthly basis so current trends are recognized in the reserves made for accounts that are deemed uncollectible. Items that fluctuate over time such as cost of commodities, low income funding receipts, customer rate changes, general economic trends and conditions are reflected in the monthly rolling average. In addition, items that are specific to a company or an individual such as bankruptcy proceedings or death will be addressed in the month that information becomes known.
Allowance amounts are reviewed by management monthly and are discussed quarterly with the Audit Committee of the Board of Directors.
Please see the summary of the analysis supporting the June 30, 2006 allowance for doubtful utility accounts:

September 13, 2006

	($ in Millions)
	2Q 2006	1Q 2006	Y/E 2005
Gross A/R
Electric	$451.1	$435.5	$357.7
Gas	351.3	576.2	396.5

Total	$802.4	$1,011.7	$754.2

Reserve
Electric	$56.6	$55.2	$54.3
Gas	101.8	97.9	74.9

Total	$158.4	$153.1	$129.2

Arrears (1)
Electric
Active	$125.3	$108.0	$102.1
Final (2)	60.4	56.9	56.9

Subtotal	$185.7	$164.9	$159.0

Gas
Active	$176.9	$202.1	$107.8
Final (2)	100.0	87.5	78.2

Subtotal	$276.9	$289.6	$186.0

Total	$462.6	$454.5	$345.0

Reserve as % of Arrears (1)
Electric	30%	33%	34%
Gas	37%	34%	40%

Total	34%	34%	37%

(1)	“Arrears” represents past due receivables.

(2)	“Final” represents customers whose service has been terminated.
The above analysis indicates a reserve as a percent of arrears of 34% at June 30, 2006. Our accounts receivable reflect the seasonality of our electric and gas businesses. Our electric business usage peaks in the summer months, with payments against those receivables continuing into the Fall. Our gas usage peaks in the winter months, with payments against those receivables continuing into the Fall until the beginning of the next heating season. Of our June 30, 2006 balance in arrears of approximately $463 million, approximately $297 million remains in arrears as of August 31, 2006. The June 30, 2006 reserve amount of approximately $158 million is approximately 53% of the August 31, 2006 arrears balance. We expect our arrears balance to continue to decrease into the Fall. Amounts in arrears greater than 365 days are fully reserved for in accordance with our policy referenced above.

September 13, 2006

Critical Accounting Policies — Goodwill, page 23
9.	Your disclosure on page 23 suggests the goodwill associated with Power and Industrial Projects is being evaluated based on the cash flows associated with this segment. If otherwise, please explain. If so, quantify how the absence or reduction of tax credits impacts the impairment evaluation. In this regard, we note such segment also contains other non-synfuel projects. Please provide us a gauge of the relative importance of synfuels to the overall cash flows of the segment. Finally, tell us how the $41 million of goodwill arose.
Response:
Goodwill associated with the Power and Industrial Projects (the “PIP”) reporting segment is evaluated based on estimates of discounted cash flows associated with the underlying operations. The objective of the PIP segment is to generate energy or alternative forms of energy that are derived from a natural source like coal, coke, methane gas or some other by-product for the benefit of a third-party end user.
Synfuel projects are included as an element of the cash flows attributable to the PIP reporting segment as a whole. While a reduction in the synfuel tax credits negatively impacts the cash flows and, therefore, the value of the synfuel projects and the overall PIP reporting segment, the on-going cash flows of the non-synfuel projects within PIP are largely unchanged due to the short remaining life of the synfuel projects and continue to contribute substantial value in excess of the carrying value of the PIP reporting segment and allocated goodwill. Synfuels contributed 15% of the total projected cash flows, on a present value basis, of the PIP reporting segment as of June 30, 2006.
The $41 million of goodwill consists of $25 million of assigned goodwill related to our 2001 merger with MCN Energy Group Inc. and $16 million of goodwill related to our 1997 acquisition of a coke battery facility.
As requested in the Comment Letter, the DTE Energy Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance in this matter and will be pleased to provide any additional information you may need. We hope this letter responds adequately to your comments, but

September 13, 2006

please direct any further questions or comments you may have regarding this letter to the undersigned at (313) 235-7134.

Very truly yours,

/s/ Peter B. Oleksiak
Peter B. Oleksiak
Controller